UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JMG Exploration Inc.

 (Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46621A109

(CUSIP Number)

Charles F. Kirby

PO Box 3087

Greenwood Village, CO  80155-3087

(303) 222-1214

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Howard J. Kern, PC 579 Erskine Drive Pacific Palisades, California 90272 (310) 857-6342

April 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 46621A109

1. Names of Reporting Persons Charles F. Kirby
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 27,185
8. Shared Voting Power 949,019
9. Sole Dispositive Power 27,185
10. Shared Dispositive Power 949,019
11. Aggregate Amount Beneficially Owned by Each Reporting Person 976,204(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 17.84% (2)
14. Type of Reporting Person (See Instructions) IN

(1)

These shares include 285,314 shares of common stock and 6,200 common stock purchase warrants owned by The West Hampton Situations Fund,  LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager, 235,028 shares of common stock and 139,290 common stock purchase warrants owned by The Kirby Enterprises Fund, LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager, 100,597 shares of common stock owned by The Elevation Fund, LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager, 24,700 shares of common stock and 48,240 common stock purchase warrants owned by Kearney Properties, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager, 64,150 shares of common stock owned by Kearney Holdings, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager, 26,785 shares of common stock and 400 common stock purchase warrants held by Mr. Kirby in his personal IRA/Roth 401K  account, and 3,500 shares of common stock and 32,000 common stock purchase warrants owned by River Bend, a Colorado limited liability company of which Mr. Kirby is the sole manager.

(2)

Based upon 5,188,409 shares of Issuer’s common stock outstanding and 226,130common stock purchase warrants exercisable as of May 8, 2012.

            CUSIP NUMBER: 46621A109

1. Names of Reporting Persons THE KIRBY ENTERPRISES, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 374,318(3)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 374,318
11. Aggregate Amount Beneficially Owned by Each Reporting Person 374,318(4)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 7.03% (5)
14. Type of Reporting Person (See Instructions) OO

(3)

Mr. Kirby is the sole manager of The Kirby Enterprises, LLC.

(4)

Includes 235,028 shares of common stock and 139,290 common stock purchase warrants.

(5)

Based upon 5,188,409 shares of Issuer’s common stock and 139,290 common stock purchase warrants owned by the reporting person and outstanding as of May 8, 2012.

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Mr. Charles Kirby and The Westhampton Special Situations Fund, LLC (collectively, the “Filers”) on August 19, 2010 (as amended, the “Schedule 13D), relating the Common Stock, $0.01 par value per share (the “Common Shares”), of JMG Exploration, Inc. (the “Issuer”).  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

            CUSIP NUMBER: 46621A109

1. Names of Reporting Persons THE WEST HAMPTON SPECIAL SITUATIONS FUND, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 291,514(6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 291,514
11. Aggregate Amount Beneficially Owned by Each Reporting Person 291,514(7)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 5.61% (8)
14. Type of Reporting Person (See Instructions) OO

(6)

Mr. Kirby is the sole manager of The West Hampton Special Situations Fund, LLC.

(7)

Includes 285,314 shares of common stock and 6,200 common stock purchase warrants.

(8)

Based upon 5,188,409 shares of Issuer’s common stock and 56,200 common stock purchase warrants owned by the reporting person and outstanding as of May 8, 2012.

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Mr. Charles Kirby and The Westhampton Special Situations Fund, LLC (collectively, the “Filers”) on August 19, 2010 (as amended, the “Schedule 13D), relating the Common Stock, $0.01 par value per share (the “Common Shares”), of JMG Exploration, Inc. (the “Issuer”).  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons in the aggregate own approximately 17.84% of the outstanding Common Stock of the Issuer.

 (a) (i) Mr. Kirby is the beneficial owner of an aggregate of 966,204, or 17.84%, of the total outstanding shares of Common Stock, including 226,140 common stock purchase warrants.

(ii)  The Kirby Enterprises, LLC is the beneficial owner of an aggregate of 374318, or 7.03% of the total outstanding shares of Common Stock, including 139,290 common stock purchase warrants.

(ii) The West Hampton Special Situations Fund, LLC is the beneficial owner of an aggregate of 291,514, or 5.61% of the total outstanding shares of Common Stock, including 6,200 common stock purchase warrants.

 (b)  Number of shares of Common Stock beneficially owned as of May 8, 2012 as to which the Reporting Persons have:

(i)  sole power to vote or direct the vote:

Name	Number of Shares
Charles F. Kirby	27,185(9)
The Kirby Enterprises, LLC	0
The West Hampton Special Situations Fund, LLC	0

(9)

Includes 400 common stock purchase warrants.

(ii)  shared power to vote or direct the vote:

Name	Number of Shares
Charles F. Kirby	966,204(10)
The Kirby Enterprises, LLC	374,318(11)
The West Hampton Special Situations Fund, LLC	314,014 (12)

(10)

Includes 226,130 common stock purchase warrants.

(11)

Includes 139,290 common stock purchase warrants

(12)

Includes 6,200 common stock purchase warrants.

(iii) sole power to dispose or direct the disposition of:

Name	Number of Shares
Charles F. Kirby	27,185(13)
The Kirby Enterprises, LLC	0
The West Hampton Special Situations Fund, LLC	0

(13)

Includes 400 common stock purchase warrants.

(iv) shared power to dispose or direct the disposition of:

Name	Number of Shares
Charles F. Kirby	966,204(14)
The Kirby Enterprises, LLC	374,318(15)
The West Hampton Special Situations Fund, LLC	314,014 (16)

(14)

  Includes 251,215 common stock purchase warrants.

(15)

  Includes 139,290 common stock purchase warrants.

(16)

  Includes 6,200 common stock purchase warrants.

 (c) The Reporting Persons effected the following transactions relating to the Common Shares in the past 60 days:

The Westhampton Special Situations Fund, LLC sold 61,000 Common Shares in open-market transactions on April 27, 2012 at a price per share of $2.04 per share.

The Kirby Enterprises, LLC bought 61,000 Common Shares in open-market transactions on April 27, 2012 at a price per share of $2.04 per share.

The River Bend Fund LLC sold 50 Common Shares in open-market transactions on April 27, 2012 at a price per share of $2.15 per share and 3,450 Common Shares in open-market transactions on May 1, 2012 at a price per share of $2.33 per share.

Kearney Holdings LLC sold 4,150, 2,760, and 3,240 Common Shares in open-market transactions on May 4, 2012 at $3.00, $2.98, and $3.08 per share, respectively.

Charles Kirby, in a joint account with his son, Chad Kirby, sold 5,000 and 5,000 Common Shares in open-market transactions on May 4, 2012 at $3.00 and $3.04 per share, respectively.

(d)  Not applicable.

(e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended in its entirety as follows:

Effective May 8, 2012, the Reporting Persons entered into a Joint Filing Agreement (See Exhibit A) relating to their beneficial ownership of the Common Stock, par value $0.01 per share, of JMG Exploration, Inc., a Nevada corporation. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A

Joint Filing Agreement executed by the Reporting Persons as of May 11, 2012.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 11, 2012		/s/ Charles F. Kirby
Charles F. Kirby

THE KIRBY ENTERPRISES, LLC
Date: May 11, 2012		/s/ Charles F. Kirby
	By:	Charles F. Kirby
	Its:	Manager

THE WEST HAMPTON SPECIAL SITUATIONS FUND, LLC
Date: May 11, 2012		/s/ Charles F. Kirby
	By:	Charles F. Kirby
	Its:	Manager